SIGMA LITHIUM FILING LEGAL APPEAL AGAINST UNWARRANTED DECISION BY A LOCAL JUDGE;
“FAKE NEWS” CAMPAIGN COINCIDES WITH RECORD EARNINGS

São Paulo, May 18, 2026 – Sigma Lithium Corporation (NASDAQ: SGML, TSX-V:SGML BVMF: S2GM34) (“Sigma Lithium” or the “Company”), the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security, announces that the Company is filing a legal appeal against a decision issued on Sunday, May 17, by a local judge from a local court in Aracuai, Vale do Jequitinhonha.

The local decision included the potential for a legal collateral of US$10 million for the local court. The Company emphasizes this amount would be due only in the event the charges result in a final negative ruling, after the full due legal process is completed in Brazil, including the rights to appeal in the appropriate state and federal courts, including the Supreme Tribunal of Justice (STJ) and Supreme Court of Brazil.

The other elements in the ruling are also not expected to be enforced until the completion of due legal process. Legal jurisprudence for similar cases indicates a timeline of multiple years until this happens. As such, no payments are due or required.

Sigma Lithium believes the decision is unwarranted and in dissonance with Brazil’s strong rule of law: due process was not followed.

A significant amount of legal evidence was filed by the Company with the court.

The surprising ruling followed a visit by legal authorities to Sigma Lithium’s operations, where the Company’s conformity with all Brazilian environmental rules was verified, including:

•	Absence of tailing dams and 100% dry stacking of tailings.
•	100% reuse of water by the Greentech Processing Plant, for which the verification included a visit to the Company’s inbound sewage treatment plant that removes fecal residues from the water utilized.
•	Bio-regeneration of the Company’s rock piles, visually evidenced by growing vegetation.
•	Low levels of noise (even at the mine pit).
•	Low levels of dust, resulting from water trucks running full time at the mining operations conducting site wetting of mining pits and piles.

PUBLIC HEARING

The visit by the legal authorities occurred on the same day of a public hearing held for the local community, where more than 200 people from Sigma Lithium’s neighboring communities attended to demonstrate their support for the approximately 19,000 jobs generated by the Company in the region, ushering in significant shared prosperity in Vale do Jequitinhonha.

The overwhelming community support for Sigma Lithium had already been demonstrated in a previous public hearing for the issuance of the Company’s environmental license, when over 2,000 people attended and 91% of the depositions heard were favorable to Sigma Lithium’s operations and expansion plans.

ANOTHER “FAKE NEWS” CAMPAIGN COINCIDES WITH RECORD EARNINGS

Prior even to the official issuance of the legal decision yet another negative online “fake news” media campaign was launched against the Company, disseminating false, inaccurate, and misleading information, including videos and photos from the operations of other companies claiming to show Sigma Lithium’s operations.

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More importantly, the campaign was launched on a Sunday prior to the official issuance of the legal decision and just after Sigma Lithium posted record earnings on Friday (for 1Q26).

The timing of this negative “fake news” media campaign against the Company, just after a positive announcement or event and leading to substantial stock volatility (the share price fell by 15% today), fits a pattern first reported by the Company on January 23rd, 2026. Sigma Lithium remains in close contact with the appropriate authorities regarding the issue, including FINRA (US Securities and Exchange Commission).

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”) is the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security.

The Company runs one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain. The Company’s Greentech Industrial Plant combines the reuse of 100% of water, zero use of toxic chemicals, zero tailings and the use of 100% renewable electricity. For more than two years Sigma Lithium has not experienced an accident with lost time.

Sigma Lithium currently has a nameplate capacity to produce 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its mine and state-of-the-art Greentech Industrial Plant. The Company has initiated a Phase 2 expansion designed to close to double production capacity to 520,000 tonnes. For more information about Sigma Lithium, visit our website

(1)	USGS.

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations, or developments that the Company believes, expects, or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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